UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

19 May 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Telecom House,
Level 8, North Tower, 68-86 Jervois Quay
PO Box 570
WELLINGTON

Telephone: +64 (04) 498 9059  Fax: +64 (04) 471 0076
Email: craig.mulholland@telecom.co.nz
Craig Mulholland
Group Company Secretary

20 May 2008

Market Information Services Section
New Zealand Exchange
Wellington

Share Buyback Programme

Telecom Corporation of New Zealand Limited ("Telecom") announces that it will undertake an on-market buyback of its ordinary shares.  The purpose of the share buyback is to acquire an equivalent number of ordinary shares as will be issued pursuant to Telecom's dividend reinvestment plan ("Plan") for the dividend of
7.0 cents per ordinary share payable on Friday, 6 June 2008.  The share buyback is intended to eliminate an increase in capital arising under the Plan and any consequential dilutionary effect for existing shareholders.

Share purchases may occur from Monday, 26 May 2008 and may continue for a period not exceeding 6 weeks.

Ordinary shares will be acquired on the New Zealand Stock Market ("NZSX").

Telecom may acquire up to 15 million of its ordinary shares in this buyback, although it anticipates that the number of shares it will actually acquire, based on current market prices and historic participation rates in the plan, to be closer to 5 million shares.

Yours faithfully

Craig Mulholland
Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 20 May 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary